Exhibit 7

Grown Rogue Triples Gross Profit, Reports Positive Cash from
Operations in Q1

Medford, Oregon, April 1, 2020 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTCQX: GRUSF), a multi-state cannabis company with operations and assets in Oregon, California and Michigan, has released its financial and operating results for the three months ended January 31, 2020. Since Q2 2019, the company has been committed to shifting its business strategy away from low margin, third party product distribution and towards highly profitable Grown Rogue branded product sales. This has allowed the Company to streamline its organizational structure, evaluate and improve internal production efficiencies, and adjust its sales strategy to focus on building long term partnerships with many of the best retailers in the state. In addition, Grown Rogue has benefited from a large increase in sungrown flower pricing vs Q1 2019, which the Company locked in with key accounts as part of its ‘futures’ strategy. The Company’s new business strategy generated very tangible benefits in Q1 2020 as margin rates nearly tripled to 53%, Grown Rogue branded product sales doubled, and overall revenue was up 33% vs Q1 2019.

All amounts are expressed in United States dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

Q1 2020 Highlights

●	Generated over $150k in positive cash flow from operations for the first time as a public company

●	Revenue grew 33% year over year to $1.1m, with sales of Grown Rogue branded product more than doubling from 1Q 2019

●	Margin Rate increased significantly from 20% to 53%

●	Average sungrown flower selling price almost doubled vs Q1 2019

●	Indoor flower sales volume almost tripled with average selling price increasing 9% YoY

●	Subsequent to quarter end signed a subscription agreement for a $1.5M CAD equity investment by Cannabis Growth Opportunity Corp (CGOC)

●	Subsequent to quarter end signed an option to acquire, pending regulatory approval, a controlling interest in Golden Harvests, LLC a fully licensed and operating cultivator in Michigan

“We are very proud of our Q1 2020 results as our strong performance reflects the tremendous commitment the Grown Rogue team has put into streamlining operations, procedures, and our product line in order to drive increased revenue in a much more efficient manner,” said Obie Strickler, CEO of Grown Rogue. “The ability to build a fundamentally sound cannabis business, in the incredibly competitive Oregon market, has us all very excited about transporting our winning formula to the Golden Harvests partnership in Michigan, one of the fastest growing cannabis markets in the country.”

Highlights by State

Oregon Operations

●	Operated ~90,000 sq. ft. of canopy in Oregon including two outdoor farms and a state-of-the-art indoor facility with annual production rates of approximately 6,000 pounds increasing to 7,000 pounds at full construction of the indoor facility
●	Sungrown flower price nearly doubled versus Q1 2019
●	Indoor flower sales volume almost tripled and average sales price increased by 9% as compared to Q1 2019
●	Product line was focused on low cost and high margin branded flower, and majority of 3rd party product distribution was eliminated

Michigan Operations

●	Subsequent to quarter end, Company signed option to acquire, pending regulatory approval, a controlling interest of fully licensed and operating Michigan cultivator Golden Harvests
●	Golden Harvests operates a 80,000 sq ft indoor cultivation facility, with ~10,000 sq ft currently producing.
●	Grown Rogue signed an exclusive management agreement with Golden Harvest to oversee production to increase efficiencies and quality during the option period
●	Grown Rogue has begun the licensing process with the State of Michigan, whose approval is required prior to exercising the option. Grown Rogue expects this to be complete during calendar year 2020

California Operations

●	Market instability due to legislative and regulatory confusion has developed a negative incentive to enter a hyper-competitive state with significant illicit sales
●	The Company continues to evaluate its future plans for this market

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

(in $000s except per share amounts)	Three Months
Three Months Ended January 31	2020	2019
Revenue	1,106	834
Gross Profit, excluding fair value items	585	164
Adjusted EBITDA[1]	(50)	(833)
Cash flow from operating activities	150	(2,169)
Net loss per share	-	(0.08)
Weighted Common Shares Outstanding	72,563	61,324

For the first quarter of fiscal 2020 Grown Rogue revenue grew to $1.1m, an increase of 33% from revenue of $0.8m in its fiscal first quarter ended January 31, 2019. Since the Company’s products first began selling in late 2017, Grown Rogue has demonstrated meaningful sales traction in one of the world’s most competitive cannabis markets. In 2019, the company implemented a new sales strategy focused on “fewer, better” which led to the development of strong partnerships with several best in class single and multi-door retailers in Oregon. Grown Rogue, by combining the new sales strategy with a more efficient and streamlined operational structure, has seen a strong increase in consistent repeat sales to well respected retail partners.

F2020 Q1 gross profit, excluding fair value items was $0.6m, or 53% of revenues, a substantial improvement from $0.2m (20%) for the same period last year. The new sales strategy, rising product pricing, along with a streamlined and more efficient operation structure, drove a significant increase in margin versus Q1 2019.

General and Administrative expenses declined from $1.0m to $0.7m, dropping from 121% of revenue to 61%. These improvements were the result of the streamlined operations noted above, along with a larger allocation of overhead to inventory.

The Company earned $150K cash flow from operations, driven by the operational improvements noted above and aided by the seasonal increase in sales from its Sungrown product.

NOTES:

1.

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

Adjusted EBITDA Reconciliation 1

	Three months ended
	January 31,	January 31,
	2020	2019
	$	$
Net loss, as reported	(233,187)	(4,798,562)
Add back realized fair value amounts included in inventory sold	632,630	(47,111)
Less unrealized fair value gain on growth of biological assets	(701,559)	(44,830)
	(302,116)	(4,666,469)

Add back accretion expense, as reported	68,210	17,964
Add back amortization of intangible assets, as reported	7,659	7,233
Add back amortization of property and equipment, as reported	49,677	158,814
Add back amortization of right-of-use assets	35,822	-
Add back interest expense (recovery), as reported	90,514	164,852
Add back transaction costs	-	3,723,724
Less gain on derecognition of derivative liability, as reported	-	(15,000)
Adjusted EBITDA	(50,234)	(832,916)

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, indoor and sungrown pre-rolls along with chocolate edibles created in partnership with a world-renowned Chocolatier.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100